UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 28, 2022

Date of Report: (Date of earliest event reported)

UNCOMMON GIVING CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	83-2045378
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

14362 N Frank Lloyd Wright Blvd, #1000

Scottsdale, AZ 85260

(Full mailing address of principal executive offices)

(480) 590-5231

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes

Merger

On February 28, 2022, Uncommon Giving Corporation (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”), by and between the Company and UG, LLC, a wholly-owned subsidiary of the Company (“UG”), pursuant to which the Company merged with and into UG, with UG surviving such merger (the “Merger”). The Merger closed on February 28, 2022, following the approval of the Merger by a majority of the Company’s stockholders (the “Stockholders”).

The primary purpose of the Merger was to effect the conversion of the Company from a Delaware corporation into a Delaware limited liability company, thus allowing the Stockholders to benefit from the Qualified Small Business Stock treatment anticipated to be given to the Purchase Price (as defined below). UG is governed by an amended and restated limited liability company agreement (the “LLC Agreement”).

Upon consummation of the Merger, each share of the Company’s common stock, par value $0.001 per share (“Common Stock”), automatically converted into one common unit of UG (each, a “Common Unit”). Following the Merger, the Stockholders owned an aggregate of 100% of the Common Units. Additionally, following the execution of exchange agreements, certain of the Company’s outstanding promissory notes were exchanged for preferred units of UG: $1,730,000 in aggregate principal amount and accrued interest of $37,290 of unsecured convertible notes issued by the Company in its November 2021 convertible note financing were exchanged for an aggregate of 589,097 Series A.1 preferred units of UG (“Series A.1 Preferred Units”); $1,900,140 in aggregate principal amount of unsecured notes issued by the Company in an offering that commenced in May 2020 were exchanged for an aggregate of 190,014 Series A.2 preferred units of UG (“Series A.2 Preferred Units”); and $3,006,225 in aggregate principal amount and accrued interest of secured notes issued by the Company in offerings that commenced in December 2020 and February 2021 were exchanged for an aggregate of 300,623 Series A.3 preferred units of UG (“Series A.3 Preferred Units,” and, collectively with the Series A.1 Preferred Units and Series A.2 Preferred Units, the “Series A Preferred Units,” and, such Series A Preferred Units and the Common Units, collectively, the “Units”). Additionally, certain warrants to purchase shares of Common Stock at a price of $10.00 per share were exchanged for warrants (“UG Warrants”) to purchase an equal number of Common Units at a price of $10.00 per Common Unit. The issuance of the Units and the UG Warrants was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption from registration provided by Section 3(a)(9) thereof.

In connection with the Merger, certain promissory notes of the Company, including notes issued to certain of the Company’s existing noteholders and a senior secured credit agreement with the Company’s lender, InBank, were exchanged for promissory notes issued to such parties by UGC Investment Holding LLC (“Holding”) in consideration for reducing dollar for dollar the outstanding balance on an existing secured note payable to the Company. Each such exchange was made pursuant to an exchange agreement by and among the Company, Holding and the applicable noteholder, pursuant to which each existing note was canceled.

Asset Sale; Reinvestment

Following the consummation of the Merger, on March 4, 2022, UG consummated an asset sale (the “Asset Sale”) as the successor of the Company, pursuant to the previously announced asset purchase agreement, dated as of February 4, 2022, by and among the Company, UGIV, LLC, a wholly owned subsidiary of the Company (“UGIV”), Uncommon Workplace, LLC, a wholly owned subsidiary of the Company (“Uncommon Workplace,” and, collectively with the Company, UG (as the Company’s successor)  and UGIV, the “Sellers,” and each, a “Seller”) and UGC Holdings, Inc. (the “Buyer”). The Asset Sale was approved by a majority of the Stockholders prior to March 4, 2022.

Pursuant to the terms of the Asset Purchase Agreement, the Buyer purchased from the Sellers substantially all of the assets (but excluding accounts receivable and various other assets) comprising the Sellers’ business of operating a web-based charitable impact platform enabling, among other things, business clients to improve effectiveness of their corporate social responsibility efforts by facilitating the access of employees to a curated list of non-profit corporations (the “Business,” and such assets, the “Purchased Assets”), for consideration consisting of (i) $5,000,000 (the “Purchase Price”), comprising (x) a cash payment equal to $4,000,000 (of which $2,000,000 was reinvested in duly authorized and issued common stock of the Buyer (“Buyer Common Stock,” and such reinvestment, the “Reinvestment”)) and (y) Buyer Common Stock equal to $1,000,000, and (ii) the assumption of all liabilities in respect of the contracts assigned to the Buyer pursuant to the Asset Purchase Agreement, to the extent such liabilities are required to be performed after the closing of the Asset Sale, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Sellers on or prior to the closing of the Asset Sale. Following the closing of the Asset Sale and the Reinvestment, UG held a 42.9% interest in the Buyer, which interest was reduced to 38.0% upon the issuance of shares of the Buyer to certain of the Buyer’s officers.

Stockholders Agreement

In connection with the Asset Sale and the Reinvestment, on March 4, 2022, UG, the other holders of Buyer Common Stock (collectively with UG, the “Buyer Stockholders”) and the Buyer entered into a stockholders agreement governing the shares of Buyer Common Stock (the “Stockholders Agreement”).

The Stockholders Agreement provides the parties thereto with certain rights, including a right of first offer, a co-sale right, a drag-along right and preemptive rights. The Stockholders Agreement also contains certain restrictions on transfers of shares of Buyer Common Stock.

For so long as UG and its affiliates own at least 15% of outstanding shares of Buyer Common Stock, UG is entitled to certain information rights with respect to the Buyer, including financial statements. Additionally, for so long as UG and its affiliates own at least 15% of outstanding shares of Buyer Common Stock, the Buyer Stockholders will elect one person designated by UG to the Buyer’s board of directors, which person will initially be Ron Baldwin.

Stock Repurchase Agreement

In connection with the Asset Sale and the Reinvestment, on March 4, 2022, UG and the Buyer entered into a stock repurchase agreement (the “Stock Repurchase Agreement”).

Repurchase Right

In the event that UG is obligated to pay the Buyer any sums pursuant to the indemnification provisions of the Asset Purchase Agreement (an “Indemnification Payment”), the Indemnification Payment shall be satisfied by the delivery to the Buyer of shares of Buyer Common Stock held by UG, to the extent any are available (the “Repurchase”), whether such shares are held by UG at the time the parties enter into the Stock Repurchase Agreement (the “Repurchase Agreement Effective Date”) or are acquired thereafter. The number of shares to be acquired by the Buyer in each Repurchase will be equal to the amount of the Indemnification Payment divided by the to-be-determined original issue price per share of Buyer Common Stock. Any Indemnification Payment satisfied through a Repurchase will be considered paid in full.

In order to effect a Repurchase, at the time an Indemnification Payment is due, the Buyer may deliver written notice to UG identifying the number of shares subject to the Repurchase and the date of settlement of the Repurchase. Upon delivery of such notice, the Buyer will become the legal owner of the shares subject to the Repurchase without any further action on behalf of UG.

Transfer Restrictions

Pursuant to the Stock Repurchase Agreement, UG may not assign, hypothecate, donate, distribute, encumber or otherwise dispose of any interest in its shares of Buyer Common Stock, including to its affiliates.

Termination

The Stock Repurchase Agreement will terminate on the fifth anniversary of the Repurchase Agreement Effective Date.

Item 3. Material Modification to Rights of Securityholders

Following the conversion of the shares of Common Stock to the Common Units pursuant to the Merger Agreement, the Stockholders’ equity interests in UG are governed by the terms of the LLC Agreement, to which each Stockholder signed a joinder. In addition to the Common Units, the LLC Agreement provides for the Series A Preferred Units (the holders thereof, together with the holders of the Common Units, the “Members”). The Series A Preferred Units are convertible into Common Units.

Except as otherwise provided in the LLC Agreement, the management of UG and control over its operations, business and affairs is vested exclusively in its board of managers (the “Board of Managers”). The Members have certain rights to consent to or approve certain matters as expressly set forth in the LLC Agreement.

The LLC Agreement provides the parties thereto with certain rights, including a right of first refusal, a tag-along right, a drag-along right and registration rights. The LLC Agreement also contains certain restrictions on transfers of the Units. With respect to any Member owning 0.1% or less of the then outstanding Common Units on an as-converted basis, that Member shall be deemed to have granted to UG an option to purchase any or all of the Common Units held directly or indirectly by that Member.

Item 6. Changes in Control of Issuer

The information required by this Item 6 is contained in Item 1 and is incorporated by reference herein.

Item 8. Certain Unregistered Sales of Equity Securities

The information required by this Item 8 is contained in Item 1 and is incorporated by reference herein.

Item 9. Other Events

In connection with the Merger and the Asset Sale, immediately following the filing of this Current Report on Form 1-U, the Company and UG will cease reporting under Regulation A.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Stockholders Agreement, dated as of March 4, 2022, by and among UG, LLC, UGC Holdings, Inc. and the other parties thereto.

6.2	Stock Repurchase Agreement, dated as of March 4, 2022, by and among UG, LLC and UGC Holdings, Inc.

7.1	Agreement and Plan of Merger, dated as of February 28, 2022, by and among Uncommon Giving Corporation and UG, LLC.

7.2	Asset Purchase Agreement, dated as of February 4, 2022, by and among Uncommon Giving Corporation, UGIV, LLC, Uncommon Workplace, LLC and UGC Holdings, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNCOMMON GIVING CORPORATION

	By:	/s/ Ron Baldwin
	Name:	Ron Baldwin
	Title:	Chief Executive Officer

Date: March 11, 2022